One Ridgmar Centre 6500 West Freeway, Suite 800 Fort Worth, Texas 76116 817.989.9000 telephone 817.989.9001 facsimile www.approachresources.com

FOIA Confidential Treatment Requested by Approach Resources Inc.

Pursuant to 17 C.F.R. §200.83 (Rule 83)

Omitted information marked by bracketed asterisks has been filed under separate cover with the Commission

January 11, 2018

Via EDGAR Transmission

Mr. H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 4628

Washington, D.C. 20549

Re:	Approach Resources Inc.

Form 10-K for the Fiscal Year Ended December 31, 2016

Filed March 10, 2017

File No. 001-33801

Dear Mr. Schwall:

This letter sets forth the responses of Approach Resources Inc. (the “Company” or “we,” “us” or “our”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with regard to our annual report on Form 10-K for the fiscal year ended December 31, 2016 (our “2016 Form 10-K”). The Staff’s comments were provided to the Company in a letter dated December 28, 2017. For the convenience of the Staff, the text of each comment is reproduced in its entirety followed by our response.

Pursuant to 17 C.F.R. § 200.83 (“Rule 83”), the Company requests confidential treatment for portions of its responses to the Staff’s comments 3 and 5. Specifically, the Company requests that the portions of these responses marked by bracketed asterisks (“[***]” or “[*]”), in place of which confidential information has been included in the unredacted version of this letter that was delivered under separate cover to the Staff (to the attention of Mr. Hodgin), be maintained in confidence, not be made part of any public record and not be disclosed to any person as they contain confidential information. The Company has delivered an unredacted version of this letter separately to the Staff, which included the confidential information omitted from this letter. If the Staff receives a request for access to the confidential portions herein, whether pursuant to the Freedom of Information Act or otherwise, the Company respectfully requests that we be notified immediately of such request so that we may further substantiate this request for confidential treatment under Rule 83. Please address any notification of a request for access to such information to me by telephone at (817) 989-9000 with a copy by mail to my attention at One Ridgmar Centre, 6500 West Freeway, Suite 800, Fort Worth, TX 76116, and to Josh Dazey, Vice President & General Counsel, by telephone at (817) 989-9000 and by facsimile at (817) 989-9001.

Approach Resources Inc. - Page 1

FOIA Confidential Treatment Requested by Approach Resources Inc.

Pursuant to 17 C.F.R. §200.83 (Rule 83)

Omitted information marked by bracketed asterisks has been filed under separate cover with the Commission

Approach Resources Inc. - Page 2

Form 10-K for Fiscal Year Ended December 31, 2016

Properties, page 31

Proved Undeveloped Reserves, page 33

1.	Expand the disclosure relating to your proved undeveloped reserves to provide an appropriate narrative explanation for the changes relating to each line item entry within your reconciliation, such as extensions and discoveries, acquisitions or divestitures, and revisions of previous estimates. Your explanation should reconcile the overall change for the line item by separately identifying and quantifying each factor, including any offsetting factors, so that the change in net reserves between periods is fully explained. Your disclosure of revisions in the previous estimates of reserves in particular should identify such factors as changes caused by commodity prices, well performance, unsuccessful and/or uneconomic proved undeveloped locations or the removal of proved undeveloped locations due to changes in a previously adopted development plan. Refer to Item 1203(b) of Regulation S-K.

Response:    We acknowledge the Staff’s comment, and respectfully refer the Staff to the disclosure on page 32 of our 2016 Form 10-K under the heading “Proved Oil and Gas Reserves,” as well as Note 10 on page 27 of the financial pages accompanying our 2016 Form 10-K under the heading “Proved Reserves.” In both places, we provide a narrative explanation of the changes made to proved reserves, inclusive of proved undeveloped (“PUD”) reserves, including the impact of cost reductions, updated well performance, technical parameters and commodity prices. We believe this narrative explanation conforms with the requirements of Item 1203(b) of Regulation S-K.

In addition, we acknowledge that additional disclosure may be useful to investors. As a result, we propose to enhance our disclosure in future filings, beginning with our annual report on Form 10-K for the year ending December 31, 2017 (our “2017 Form 10-K”), which will be filed by the Company on or before March 16, 2018, by including additional information similar to the information provided below, under the table on page 33 labeled “Proved Undeveloped Reserves” that reconciles our beginning and end of year balances of estimated PUD reserves, separately from the reconciliation of proved oil and gas reserves:

Extensions and discoveries relating to proved undeveloped reserves for 2016 were 15.9 MMBoe, primarily attributable to our development of Project Pangea in the Wolfcamp shale oil resource play in the Permian Basin. During 2016, we converted 1.4 MMBoe of proved undeveloped reserves to proved developed reserves, and reclassified 22.4 MMBoe of proved undeveloped reserves to unproved reserves. The reserves reclassified are attributable to 54 horizontal well locations in Project Pangea that are no longer expected to be developed within five years from their initial booking, as required by SEC rules. Revisions included the reclassified reserves, with an increase of 1.4 MMBoe resulting from cost reductions, updated well performance and technical parameters, offset by a decrease of 0.8 MMBoe due to lower commodity prices.

FOIA Confidential Treatment Requested by Approach Resources Inc.

Pursuant to 17 C.F.R. §200.83 (Rule 83)

Omitted information marked by bracketed asterisks has been filed under separate cover with the Commission

Approach Resources Inc. - Page 3

2.	You disclose that you converted 1,376 Mboe of proved undeveloped reserves to developed status during 2016, equating to approximately 1.3% of the total prior year-end proved undeveloped reserves. In comparison, you disclose 97,502 MBoe in total proved undeveloped reserves to be converted to developed status over the next five years. Given that this rate of development, if sustained, would not be sufficient to develop your reserves over the next five years, disclose the reasons for the limited progress made during 2016 and explain how your plans relating to the conversion of your remaining proved undeveloped reserves have changed to ensure that your reserve estimates adhere to the criteria in Rule 4-10(a)(31)(ii) of Regulation S-X. Please note, disclosure under Item 1203(c) of Regulation S-K should inform readers regarding progress, or lack thereof, and any factors that impacted progress in converting proved undeveloped reserves to developed status.

Response:

2016 PUD conversion ratio

All PUD reserves included in our 2016 Form 10-K had a development plan that provided for such PUD reserves to be drilled before the end of 2021. Due to the substantial drop in commodity prices continuing through 2016, our actual capital expenditures of $19.8 million in 2016 were significantly less than originally budgeted. As an example, on November 3, 2015, around when we began our reserves review process, calendar year 2016 NYMEX WTI crude oil and Henry Hub natural gas contracts averaged $51.56 per barrel and $2.57 per MMBtu, respectively. By the end of March 2016, the prompt month crude oil and natural gas contracts were $38.34 per barrel and $1.96 per MMBtu, respectively, and they remained depressed thereafter. When we prepared 2016 reserves, our approved 5-year development plan anticipated a capital budget of $85 million, which we believed was warranted based on management’s view of future commodity prices and the anticipated capital available to the Company (our capital spending during 2014 and 2015 was $390.5 million and $151.2 million respectively). As the commodity price decline continued into 2016, we believed the unexpected depth and duration of the commodity price decline warranted a reduction in our capital budget, and revised our plan to align lower capital expenditures with the resulting lower cash flows. As a result, during 2016, we had capital expenditures of $19.8 million, and focused only on our most economic wells and holding our core leasehold acreage. As prices failed to recover in the manner anticipated throughout 2016, and as management focused on spending largely within the Company’s cash flows, we were unable to increase our capital budget as originally anticipated.

Conversion of remaining reserves

We note your comment that the 2016 rate for development of our PUD reserves is 1.3% and respectfully submit that the aggregate percentage of our PUD reserves converted to proved developed reserves is not indicative of future rates or trends, and our 5-year development plan anticipates increasing our rate of PUD conversions.

To put us in a position to increase our capital expenditures, and thus our PUD conversion ratio, as commodity prices continued to recover, in 2016 management focused on reducing debt levels. In late 2016, we entered into an agreement with our largest holder of senior unsecured debt to exchange $130.6 million of outstanding 7.00% Senior Notes due 2021 (the “Notes”), representing all of the Notes beneficially owned by them (approximately 56.7% of the outstanding principal amount of the Notes), for

FOIA Confidential Treatment Requested by Approach Resources Inc.

Pursuant to 17 C.F.R. §200.83 (Rule 83)

Omitted information marked by bracketed asterisks has been filed under separate cover with the Commission

Approach Resources Inc. - Page 4

an aggregate of 39,165,600 shares of Company common stock, reducing our overall outstanding debt. Also, in early 2017, we exchanged an additional $14.5 million of Notes for 4,009,728 shares of Company common stock. We believe these transactions help position the Company to increase its rate of development in future years as commodity prices recover, and have aligned our approved 5-year plan accordingly. In 2017 we increased our rate of drilling and completions, we increased our capital budget to $50 million, and we plan to continue to increase our rate of development and our capital budget as commodity prices continue to recover.

Further, we have a history of investment in, and obtaining financing for, our development projects. Since 2012 we have invested over $1.1 billion of capital in our Pangea development project, with capital expenditures of $151.2 million, $390.5 million, $296.4 million and $284.6 million in 2015, 2014, 2013 and 2012, respectively. In addition, inclusive of our IPO in 2007 and our revolving credit facility, we have raised over $950 million from public equity and debt markets. Our deleveraging actions in 2016 and 2017 position us to continue to access capital as commodity prices recover. In addition to obtaining external financing, we anticipate using cash flow from operations to finance our development project, with operating cash flows in 2017 being dedicated to drilling and completion activities. More specifically, our current development schedule aligns with management’s view of forward looking commodity prices and anticipated capital availability.

3.	Provide us with your development schedule, indicating for each future annual period, the number of gross wells to be drilled along with the net quantities of proved reserves and estimated capital expenditures necessary to convert all of the proved undeveloped reserves disclosed as of December 31, 2016 to developed status.

Response:    We acknowledge the Staff’s comment, and provide the requested table below:

Year	Well Count	Net Capex		Net Boe
2017	[***]		$55,000,000	[***]
2018	[***]		$153,317,500	[***]
2019	[***]		$262,173,000	[***]
2020	[***]	$	[***]	[***]
2021	[***]	$	[***]	[***]
Condensed oil recovery at compressor stations				[***]
Total	[***]	$	[***]	[***]

In addition, pursuant to Rule 12b-4 under the Securities Exchange Act of 1934, as amended, we are supplementally furnishing the requested information in digital format on a flash drive. We hereby request that the flash drive be returned to us upon completion of the Staff’s review, and that pending its return it be afforded confidential treatment and not be made part of any public record and not be disclosed to any person, as the flash drive contains confidential information, disclosure of which would cause the Company competitive harm.

FOIA Confidential Treatment Requested by Approach Resources Inc.

Pursuant to 17 C.F.R. §200.83 (Rule 83)

Omitted information marked by bracketed asterisks has been filed under separate cover with the Commission

Approach Resources Inc. - Page 5

4.	We note disclosure in your current Form 10-K and in each of your annual filings since December 31, 2012 indicating that you reclassified previously disclosed proved undeveloped reserves to unproved reserves for locations that are no longer expected to be developed within five years of their initial disclosure as proved undeveloped reserves.

Provide us with an explanation in reasonable detail explaining the reason for the successive nature of these revisions.

Refer to the guidance associated with Question 131.04 in our Compliance and Disclosure Interpretations (C&DIs), and tell us the extent to which all of the proved undeveloped locations in the development schedule as of December 31, 2016, 2015, 2014, 2013 and 2012 were part of an adopted development plan that was reviewed and approved by management, and approved by the Board of Directors, if such approval is required. You may find the C&DIs on our website at the following address:

http://www.sec.gov/divisions/corpfin/guidance/oilandgas-interp.htm.

Response:    We acknowledge the Staff’s comment regarding reclassification of PUDs to unproved reserves. Annually, beginning in November of each year, our engineers, working with management, begin the process of assembling our 5-year development plan. This plan, when assembled, is approved by management, and the resulting annual capital budget is approved for the upcoming year by our board of directors. During each of the referenced periods, we confirmed that our 5-year development plan was an adopted development plan that satisfied the requirements of a final investment decision described in Question 131.04 of the Commission’s Compliance and Disclosure Interpretations.

Upon its initial public offering in 2007, the Company was primarily a vertical well drilling exploration and production company, with primary targets of tight gas in the Canyon sands formation and oil and gas in the deeper Strawn and Ellenburger formations. In late 2010, the Company announced a discovery in the shallower Wolfcamp shale formation, with three zones of the Wolfcamp being prospective for oil and gas through multi-zone, vertical completions and recompletions combining the Canyon, Wolfcamp, Dean and Clearfork formations, as well as horizontal Wolfcamp drilling. In 2012, the Company began drilling more horizontal Wolfcamp wells, while continuing to complete multiple zones in new vertical wells and recompleting new zones in existing vertical wells. Over the course of the next three years, the Company’s management began to believe that horizontal drilling would provide better economics, result in higher recoveries of available in-place volumes, have a lower surface impact and be more environmentally friendly than a vertical drilling program. As a result, over the referenced periods, as our geologists and engineers gathered more data regarding the possibilities and results of our horizontal drilling program, we began phasing out our vertical drilling program. This decision was not made all at once, but rather gradually as we continued to gather data and review our vertical and horizontal well results.

This decision to focus more on our horizontal drilling program resulted in 113 vertical wells (8.9 MMBoe) not being drilled in favor of other, potentially more economic horizontal projects, and those vertical wells were removed from our development plan in 2012. In 2013, we accelerated our focus on

FOIA Confidential Treatment Requested by Approach Resources Inc.

Pursuant to 17 C.F.R. §200.83 (Rule 83)

Omitted information marked by bracketed asterisks has been filed under separate cover with the Commission

Approach Resources Inc. - Page 6

drilling horizontal wells, further de-emphasizing our vertical drilling program. This resulted in our determination that another 88 vertical wells (7.8 MMBoe) would not be drilled within the required 5-year window. In 2014, as the Company continued its focus on its horizontal drilling program, 67 vertical wells were downgraded from proved to non-proved (5.8 MMBoe) as they were removed from our development plan. In addition, 10 horizontal wells were downgraded from proved to non-proved (3.5MMBoe) as they were removed from our development plan. In 2015, following several years of data and a management determination to terminate the vertical drilling program entirely in order to allow the company to focus on the more economic horizontal wells, the Company wrote off all remaining vertical PUDs. In 2015, as a result of the termination of the vertical program, 25 vertical PUDs were downgraded (1.7MMBoe). Also, in 2015, 26 horizontal PUDs were downgraded (10.2MMBoe) as they were not converted within the five-year window. In 2016, as a result of the limited drilling program discussed above in response to Comment 2, the Company dropped down to a 1 rig drilling program. As a result of the anticipated reduced 2016 capital expenditures arising from the commodity price decline in late 2015 and continuing into 2016, management determined that 54 horizontal PUDs could not be drilled within the required 5-year schedule, and thus these PUDs were removed from our development plan (22.4 MMBoe).

5.	Please additionally provide us with a schedule by year beginning with December 31, 2012 and for each subsequent year-end, through December 31, 2016 showing:

•	The date of initial disclosure for each proved undeveloped location that was reclassified and removed from the proved undeveloped reserves at each balance sheet date.

•	The total number of gross proved undeveloped locations at each balance sheet date that were scheduled to be drilled and completed and the total number of such locations that were actually drilled and completed in the subsequent twelve month period.

•	The total capital expenditure amounts relating to the proved undeveloped locations that were scheduled to be drilled and completed in the subsequent twelve month period and the actual amounts incurred in the subsequent twelve month period.

•	Detailed explanations for all material changes to the previously scheduled activities.

Furnish the materials requested in comments 3 and 5 in hard copy format and on digital media such as a flash drive. If you would like to have these supplemental materials returned to you, comply with the provisions of Rule 418(b) of Regulation C, which provides for the return of supplemental information as long as certain express conditions are met.

If you wish to request confidential treatment of those materials which they are in our possession, follow the procedures set forth in Rule 83 of the Freedom of Information Act.

Please direct these items to:

U.S. Securities and Exchange Commission

100 F Street NE

Mail Stop 4628

Washington, DC 20549-4628

Attn: John Hodgin, Petroleum Engineer

FOIA Confidential Treatment Requested by Approach Resources Inc.

Pursuant to 17 C.F.R. §200.83 (Rule 83)

Omitted information marked by bracketed asterisks has been filed under separate cover with the Commission

Approach Resources Inc. - Page 7

Response:    Please refer to the attached schedules 5.1 and 5.2.3 that are responsive to the first 3 bullet point requests in this Comment 5.

In addition, pursuant to Rule 12b-4 under the Securities Exchange Act of 1934, as amended, we are supplementally furnishing the requested information in digital format on a flash drive. We hereby request that the flash drive be returned to us upon completion of the Staff’s review, and that pending its return it be afforded confidential treatment and not be made part of any public record and not be disclosed to any person, as the flash drive contains confidential information, disclosure of which would cause the Company competitive harm.

We respectfully refer the Staff to our response to Comment 4 for an explanation of the proved undeveloped locations that were reclassified and removed from the proved undeveloped reserves at each referenced balance sheet date.

With respect to material changes to the PUDs scheduled to be drilled within 12 months of each of the referenced balance sheet dates, and the PUDs actually drilled and completed within those 12 months, as well as the related total capital expenditures scheduled and total capital expenditures incurred, we respectfully acknowledge the Staff’s comment. The near-term drilling schedule for PUDs is subject to a variety of factors beyond our control, although we anticipate our PUD conversion rate will increase in the future, and believe it has trended upward over the prior 5 years, with 60% and 100% of our wells completed in 2016 and 2017 being converted PUDs, respectively.

In 2012, as discussed in more detail in response to Comment 4, we began a gradual strategic shift towards our horizontal drilling program and away from our historically, vertical drilling program. As noted in response to Comment 4, this resulted in vertical PUDs being reclassified, but it also resulted in vertical PUDs scheduled for drilling within 12 months of December 31, 2012, being passed over in favor of horizontal wells that offered potentially better economics. This resulted in budgeted drilling and completion (“D&C”) costs that had initially been allocated to vertical PUDs instead being redirected to other locations. Although total D&C costs incurred in 2012 were $251.4 million ($93 million in excess of the scheduled D&C costs for 2012), the transition away from our vertical program resulted both in fewer PUDs being converted as a percentage of wells drilled and completed, and in some vertical PUDs being reclassified.

In addition to the transfer from our vertical program, the scheduled PUDs in 2012, 2013 and 2014 were not completed due to a number of factors. Short-term drilling program changes were made throughout the year based on our continued understanding of our properties, well economics and leasehold considerations. Although management has made an investment decision to drill each booked PUD within five years, in the short term we have prioritized non-PUD locations for economic and leasehold reasons in order to maximize shareholder value. For example, in 2012, well results from our research and development program indicated we were able to achieve better results developing multiple benches in adjacent locations. As we became more comfortable with this approach, drilling of previously scheduled PUDs was delayed in favor of probable locations adjacent to PUD locations that would allow us to develop multiple benches, but avoid the offsetting frac complications. Further, external factors including commodity prices, capital availability, increasing service costs and availability of rigs in certain areas may impact our short-term expenditures and drilling schedule.

FOIA Confidential Treatment Requested by Approach Resources Inc.

Pursuant to 17 C.F.R. §200.83 (Rule 83)

Omitted information marked by bracketed asterisks has been filed under separate cover with the Commission

Approach Resources Inc. - Page 8

As we have developed our assets and knowledge of our field, we have been able to follow our short-term drilling schedule more consistently. In 2015, although our actual D&C costs were below our budgeted D&C costs, largely due to the commodity price decline in 2015 and the resulting decline in drilling activity, 57% of our completed locations were PUDs. In 2016, 60% of our completed locations were PUDs and in 2017, 100% of our completed locations were PUDs. We anticipate moving forward that we will be able to more consistently follow our short-term drilling schedule.

Oil and Gas Production, Production Prices and Production Costs, page 36

6.	Tell us how you considered the requirements with regard to disclosure of production, by final product sold, for each field and/or geological formation that contains 15% or more of your total proved reserves. Refer to Item 1204(a) of Regulation S-K and Rule 4-10(a)(15) of Regulation S-X.

Response:    We acknowledge the Staff’s comment, but believe that 99.79% of our production is attributable to a single field or geologic formation located in the Southern Midland Basin of the greater Permian Basin in West Texas. The Company produces an immaterial amount (0.21% of total production) from a second field: North Bald Prairie located in the East Texas Basin. Substantially all of our proved reserves are located within a limited geographic area—Crockett and Schleicher Counties, Texas, which we believe to be grouped on or related to the same individual basin architecture and/or stratigraphic interval. This single producing asset is covered by the Holt Ranch Consolidated and the Ozona, N.E. (Canyon 7520) field rules as set by the Railroad Commission of Texas with overlapping correlative intervals for proration purposes (3,900 feet to 8,425 feet for Holt Ranch Consolidated, and 3,030 feet to 8,820 feet for Ozona, N.E. (Canyon 7520). As such, substantially all of our production can be treated as relating to a single operational field.

FOIA Confidential Treatment Requested by Approach Resources Inc.

Pursuant to 17 C.F.R. §200.83 (Rule 83)

Omitted information marked by bracketed asterisks has been filed under separate cover with the Commission

Approach Resources Inc. - Page 9

Please direct any questions or additional comments regarding this letter to the undersigned at (817) 989-9000.

Sincerely,

/s/ Sergei Krylov
Sergei Krylov
Executive Vice President and Chief Financial Officer

Enclosures

Schedule 3 – [***]

Schedule 5.1 – [***]

Schedule 5.2.3 – [***]

cc:	Brad Skinner, Senior Assistant Chief Accountant

John Hodgin, Petroleum Engineer

Wei Lu, Staff Accountant

J. Ross Craft, Chairman & Chief Executive Officer

Wesley P. Williams, Thompson & Knight LLP